

Bangkok Bank
ธนาคารกรุงเทพ



SEC MAIL PROCESSING
RECEIVED
AUG 09 2010
WASH, D.C.
193
SECTION

SUPPL

July 23, 2010

Securities and Exchange Commission
Filing Desk
450 Fifth Street, N.W.
Washington, DC 20549
U.S.A.

Re: Bangkok Bank Public Company Limited – Submission of Materials Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934; File No. 82-4835

Dear Sirs,

Attached please find the unaudited financial statements for the 2nd quarter 2010 that Bangkok Bank Public Company Limited reported to the Stock Exchange of Thailand (SET).

These financial results can be accessed through the following websites:

Stock Exchange of Thailand
http://www.set.or.th (Market Info/Listed Companies/BBL)



10016129

Securities and Exchange Commission
http://www.sec.or.th (Financial Statement/Bangkok Bank)

Bangkok Bank Public Company Limited
http://www.bangkokbank.com (For Shareholders/Financial Results)

Please contact me if you have any questions.

Yours sincerely,
Bangkok Bank Public Company Limited

Benjaporn Prisuwanna
Senior Vice President
On behalf of Ayuth Krishnamara, Executive Vice President

Tel. (662) 230-2365
Fax (662) 230-1573

cc. Mr.Ayuth Krishnamara, Executive Vice President

ธนาคารกรุงเทพ
Bangkok Bank

Ref: AFD.FA.FS 63/2553 July 20, 2010

Re: Submission of the unaudited financial statements for the quarter and half year ended June 30, 2010

To The President
The Stock Exchange of Thailand

We are pleased to submit herewith, the unaudited financial statements of the Bank, and Form F45-3 for the quarter and half year ended June 30, 2010, one copy each in Thai and in English as follows:

Document No. 1	Balance Sheet as at June 30, 2010 compared with Balance Sheet as at December 31, 2009
Document No. 2	Statements of Income for the quarters ended June 30, 2010, March 31, 2010 and June 30, 2009
Document No. 3	Statements of Income for the half year ended June 30, 2010 and 2009
Document No. 4	Summary of Financial Results for the quarter and half year ended June 30, 2010

Please be informed accordingly.

Sincerely yours,
Bangkok Bank Public Company Limited

(Prasert Wangrattanapranee)
Executive Vice President

ธนาคารกรุงเทพ
Bangkok Bank

Document no. 1

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
BALANCE SHEETS
"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS			SEPARATE FINANCIAL STATEMENTS		
	June 30, 2010	December 31, 2009	Increase (Decrease) %	June 30, 2010	December 31, 2009	Increase (Decrease) %
ASSETS						
CASH	32,862,752	35,779,903	(8.2)	32,719,899	35,675,087	(8.3)
INTERBANK AND MONEY MARKET ITEMS						
Domestic items						
Interest bearing	181,051,334	133,878,073	35.2	180,571,167	133,028,764	35.7
Non-interest bearing	14,325,694	7,814,131	83.3	13,002,438	7,685,197	69.2
Foreign items						
Interest bearing	55,494,179	74,013,875	(25.0)	55,837,239	72,119,531	(22.6)
Non-interest bearing	9,037,685	15,068,741	(40.0)	8,481,883	10,565,376	(19.7)
Total interbank and money market items, net	259,908,892	230,774,820	12.6	257,892,727	223,398,868	15.4
INVESTMENTS						
Current investments, net	105,200,313	109,428,337	(3.9)	103,447,535	108,439,679	(4.6)
Long-term investments, net	217,319,491	233,149,997	(6.8)	214,419,513	231,205,939	(7.3)
Investments in subsidiaries and associated companies, net	602,685	562,529	7.1	25,594,599	25,595,920	(0.0)
Total investments, net	323,122,489	343,140,863	(5.8)	343,461,647	365,241,538	(6.0)
LOANS AND ACCRUED INTEREST RECEIVABLE						
Loans	1,172,537,374	1,143,287,493	2.6	1,125,831,342	1,101,344,631	2.2
Accrued interest receivable	1,925,863	2,173,410	(11.4)	1,840,403	2,088,182	(11.9)
Total loans and accrued interest receivable	1,174,463,237	1,145,460,903	2.5	1,127,671,745	1,103,432,813	2.2
Less Allowance for doubtful accounts	(66,167,795)	(60,516,855)	9.3	(63,642,994)	(58,113,541)	9.5
Less Revaluation allowance for debt restructuring	(4,363,027)	(4,628,067)	(5.7)	(4,363,027)	(4,628,067)	(5.7)
Total loans and accrued interest receivable, net	1,103,932,415	1,080,315,981	2.2	1,059,665,724	1,040,691,205	1.8
PROPERTIES FOR SALE, NET	31,327,921	33,568,848	(6.7)	26,126,656	27,504,229	(5.0)
CUSTOMERS' LIABILITIES UNDER ACCEPTANCES	391,861	414,254	(5.4)	391,861	414,254	(5.4)
PREMISES AND EQUIPMENT, NET	37,798,407	29,504,043	28.1	37,484,053	29,205,437	28.3
DERIVATIVE REVALUATION	6,956,632	6,445,899	7.9	6,904,517	6,437,655	7.3
OTHER ASSETS, NET	10,019,610	11,987,005	(16.4)	9,559,943	11,624,145	(17.8)
TOTAL ASSETS	1,806,320,979	1,771,931,616	1.9	1,774,207,027	1,740,192,418	2.0

ธนาคารกรุงเทพ
Bangkok Bank

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
BALANCE SHEETS
"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS			SEPARATE FINANCIAL STATEMENTS		
	June 30, 2010	December 31, 2009	Increase (Decrease) %	June 30, 2010	December 31, 2009	Increase (Decrease) %
LIABILITIES AND SHAREHOLDERS' EQUITY						
DEPOSITS						
Deposits in Baht	1,238,023,439	1,244,108,085	(0.5)	1,238,027,003	1,244,107,818	(0.5)
Deposits in foreign currencies	117,381,178	116,607,436	0.7	97,054,704	98,869,504	(1.8)
Total deposits	1,355,404,617	1,360,715,521	(0.4)	1,335,081,707	1,342,977,322	(0.6)
INTERBANK AND MONEY MARKET ITEMS						
Domestic items						
Interest bearing	57,768,028	35,782,506	61.4	58,455,412	36,734,338	59.1
Non-interest bearing	3,244,454	3,786,535	(14.3)	3,259,175	3,793,422	(14.1)
Foreign items						
Interest bearing	31,207,663	45,662,893	(31.7)	23,996,057	35,059,350	(31.6)
Non-interest bearing	6,594,303	4,170,025	58.1	6,706,103	4,293,064	56.2
Total interbank and money market items	98,814,448	89,401,959	10.5	92,416,747	79,880,174	15.7
LIABILITIES PAYABLE ON DEMAND	8,777,147	7,968,130	10.2	8,725,505	7,946,942	9.8
BORROWINGS						
Short-term borrowings	76,676,753	71,548,455	7.2	77,026,753	71,748,455	7.4
Long-term borrowings	8,242,685	8,574,103	(3.9)	8,242,685	8,574,103	(3.9)
Total borrowings	84,919,438	80,122,558	6.0	85,269,438	80,322,558	6.2
BANK'S LIABILITIES UNDER ACCEPTANCES	391,861	414,254	(5.4)	391,861	414,254	(5.4)
PROVISIONS FOR CONTINGENCIES	4,433,524	4,400,723	0.7	4,433,524	4,400,723	0.7
DERIVATIVE REVALUATION	5,527,347	4,792,988	15.3	5,480,794	4,783,366	14.6
OTHER LIABILITIES	30,321,626	26,653,753	13.8	27,501,008	24,751,470	11.1
TOTAL LIABILITIES	1,588,590,008	1,574,469,886	0.9	1,559,300,584	1,545,476,809	0.9

ธนาคารกรุงเทพ
Bangkok Bank

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
BALANCE SHEETS
"UNAUDITED"

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS			SEPARATE FINANCIAL STATEMENTS		
	June 30, 2010	December 31, 2009	Increase (Decrease) %	June 30, 2010	December 31, 2009	Increase (Decrease) %
LIABILITIES AND SHAREHOLDERS' EQUITY (CONTINUED)						
SHAREHOLDERS' EQUITY						
SHARE CAPITAL						
Registered share capital						
1,655,000 preferred shares of Baht 10 each	16,550	16,550	-	16,550	16,550	-
3,998,345,000 ordinary shares of Baht 10 each	39,983,450	39,983,450	-	39,983,450	39,983,450	-
Issued and paid-up share capital						
1,908,842,894 ordinary shares of Baht 10 each	19,088,429	19,088,429	-	19,088,429	19,088,429	-
PREMIUM ON ORDINARY SHARE CAPITAL	56,346,232	56,346,232	-	56,346,232	56,346,232	-
UNREALIZED INCREMENT PER LAND APPRAISAL	12,867,563	10,191,315	26.3	12,867,563	10,191,315	26.3
UNREALIZED INCREMENT PER PREMISES APPRAISAL	10,530,326	4,590,840	129.4	10,530,326	4,590,840	129.4
UNREALIZED GAINS ON INVESTMENT	17,776,192	13,158,418	35.1	17,784,101	13,175,307	35.0
FOREIGN EXCHANGE ADJUSTMENT	(2,654,321)	(2,071,785)	28.1	(1,374,440)	(1,198,051)	14.7
UNREALIZED GAINS RESULTING FROM THE SALE OF SHARES OF A SUBSIDIARY TO THE PUBLIC IN EXCESS OF BOOK VALUE	45,400	45,400	-	-	-	-
RETAINED EARNINGS						
Appropriated						
Legal reserve	14,500,000	14,000,000	3.6	14,500,000	14,000,000	3.6
Others	56,500,000	56,500,000	-	56,500,000	56,500,000	-
Unappropriated	32,047,028	24,927,283	28.6	28,664,232	22,021,537	30.2
TOTAL	217,046,849	196,776,132	10.3	214,906,443	194,715,609	10.4
MINORITY INTEREST	684,122	685,598	(0.2)	-	-	-
TOTAL SHAREHOLDERS' EQUITY	217,730,971	197,461,730	10.3	214,906,443	194,715,609	10.4
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	1,806,320,979	1,771,931,616	1.9	1,774,207,027	1,740,192,418	2.0
OFF-BALANCE SHEET ITEMS CONTINGENCIES						
AVALS TO BILLS AND GUARANTEES OF LOANS	7,266,101	6,748,343	7.7	6,185,383	6,575,621	(5.9)
LIABILITY UNDER UNMATURED IMPORT BILLS	13,243,933	11,570,792	14.5	12,893,038	11,194,671	15.2
LETTERS OF CREDIT	32,367,560	29,775,066	8.7	31,252,432	29,286,016	6.7
OTHER CONTINGENCIES	1,095,719,862	987,266,165	11.0	1,090,077,185	985,194,359	10.6

รนาคารกรุงเทพ
Bangkok Bank

Document no. 2

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
STATEMENTS OF INCOME
FOR THE QUARTERS ENDED
(UNAUDITED)

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS				SEPARATE FINANCIAL STATEMENTS			
	June 30, 2010	March 31, 2010	Increase (Decrease) %	June 30, 2009	June 30, 2010	March 31, 2010	Increase (Decrease) %	June 30, 2009
Interest and dividend income								
Interest on loans	12,904,518	12,641,342	2.1	13,523,250	12,512,985	12,277,138	1.9	13,434,810
Interest on interbank and money market items	630,349	583,964	7.9	763,837	581,078	551,283	5.4	735,028
Investments	2,446,812	2,005,174	22.0	2,385,945	2,489,001	2,026,418	22.8	2,399,897
Total interest and dividend income	15,981,679	15,230,480	4.9	16,673,032	15,583,064	14,854,839	4.9	16,569,735
Interest expenses								
Interest on deposits	2,005,406	2,035,709	(1.5)	2,946,782	1,899,246	1,950,295	(2.6)	2,872,363
Interest on interbank and money market items	363,968	307,895	18.2	199,709	307,257	238,898	28.6	195,705
Interest on short-term borrowings	206,805	200,494	3.1	427,276	207,764	201,618	3.0	418,638
Interest on long-term borrowings	344,972	348,462	(1.0)	364,651	344,972	348,462	(1.0)	364,651
Total interest expenses	2,921,151	2,892,560	1.0	3,938,418	2,759,239	2,739,273	0.7	3,851,357
Net interest and dividend income	13,060,528	12,337,920	5.9	12,734,614	12,823,825	12,115,566	5.8	12,718,378
Bad debt and doubtful accounts	1,909,484	2,270,080	(15.9)	2,309,046	1,771,961	2,190,709	(19.1)	2,289,681
Loss on debt restructuring (reversal)	(27,443)	(219,548)	87.5	(272,743)	(27,443)	(219,548)	87.5	(272,743)
Net Interest and dividend income after bad debt and doubtful accounts and loss on debt restructuring	11,178,487	10,287,388	8.7	10,698,311	11,079,307	10,144,405	9.2	10,701,440
Non-interest income								
Gain on investments	2,448,933	592,522	313.3	41,803	2,451,831	596,840	310.8	40,141
Gain on equity	25,001	28,781	(13.1)	45,698	-	-	-	-
Fees and service income								
Acceptances, aval and guarantees	24,575	32,554	(24.5)	29,629	24,148	32,531	(25.8)	29,629
Others	5,155,712	5,521,793	(6.6)	4,872,777	4,761,545	5,070,014	(6.1)	4,506,859
Gain on exchange	1,038,073	965,621	7.5	872,817	1,103,175	955,664	15.4	862,344
Gain on disposal of assets	235,443	1,126,668	(79.1)	223,771	231,607	220,745	4.9	219,449
Other income	82,483	156,980	(47.5)	156,263	78,519	157,623	(50.2)	161,403
Total non-interest income	9,010,220	8,424,919	6.9	6,242,758	8,650,825	7,033,417	23.0	5,819,825
Non-interest expenses								
Personnel expenses	4,138,726	3,982,212	3.9	3,719,977	3,810,947	3,672,388	3.8	3,526,796
Premises and equipment expenses	2,275,514	1,798,191	26.5	2,114,362	2,181,468	1,713,497	27.3	2,073,304
Taxes and duties	739,437	605,305	22.2	665,939	723,780	587,757	23.1	656,453
Fees and service expenses	1,091,148	1,233,816	(11.6)	1,029,349	1,060,998	1,209,904	(12.3)	1,009,173
Directors' remuneration	37,523	17,468	114.8	27,285	27,450	15,450	77.7	25,050
Contributions to the Deposit Protection Agency	1,253,846	1,253,843	-	1,189,362	1,253,846	1,253,843	-	1,189,362
Other expenses	1,555,825	944,958	64.6	909,670	1,426,691	878,533	62.4	856,802
Total non-interest expenses	11,092,019	9,835,793	12.8	9,655,944	10,485,180	9,331,372	12.4	9,336,940
Income before income tax	9,096,688	8,876,514	2.5	7,285,125	9,244,952	7,846,450	17.8	7,184,325
Income tax expenses	2,224,494	2,797,617	(20.5)	2,389,430	2,199,420	2,510,864	(12.4)	2,354,094
Net income	6,872,194	6,078,897	13.1	4,895,695	7,045,532	5,335,586	32.0	4,830,231
Attributable to								
Equity holders of the Bank	6,825,684	6,032,484	13.1	4,859,341	7,045,532	5,335,586	32.0	4,830,231
Minority interest	46,510	46,413	0.2	36,354	-	-	-	-
	6,872,194	6,078,897	13.1	4,895,695	7,045,532	5,335,586	32.0	4,830,231
Basic earnings per share (Baht)	3.58	3.16	13.3	2.55	3.69	2.80	31.8	2.53
Weighted average number of ordinary shares (Thousand shares)	1,908,843	1,908,843	-	1,908,843	1,908,843	1,908,843	-	1,908,843

ธนาคารกรุงเทพ
Bangkok Bank

Document no. 3

BANGKOK BANK PUBLIC COMPANY LIMITED AND SUBSIDIARIES
STATEMENTS OF INCOME
FOR THE HALF YEARS ENDED JUNE 30, 2010 AND 2009
(UNAUDITED)

Baht : '000

	CONSOLIDATED FINANCIAL STATEMENTS				SEPARATE FINANCIAL STATEMENTS			
	2010	2009	Increase (Decrease)	%	2010	2009	Increase (Decrease)	%
Interest and dividend income								
Interest on loans	25,545,860	28,429,050	(2,883,190)	(10.1)	24,790,124	28,231,694	(3,441,570)	(12.2)
Interest on interbank and money market items	1,214,314	1,347,806	(133,492)	(9.9)	1,132,361	1,291,321	(158,960)	(12.3)
Investments	4,451,985	4,636,107	(184,122)	(4.0)	4,515,418	4,724,954	(209,536)	(4.4)
Total interest and dividend income	31,212,159	34,412,963	(3,200,804)	(9.3)	30,437,903	34,247,969	(3,810,066)	(11.1)
Interest expenses								
Interest on deposits	4,041,115	7,357,933	(3,316,818)	(45.1)	3,849,541	7,196,569	(3,347,028)	(46.5)
Interest on interbank and money market items	671,862	443,491	228,371	51.5	546,155	428,985	117,170	27.3
Interest on short-term borrowings	407,299	999,154	(591,855)	(59.2)	409,382	979,656	(570,274)	(58.2)
Interest on long-term borrowings	693,434	733,935	(40,501)	(5.5)	693,434	733,935	(40,501)	(5.5)
Total interest expenses	5,813,710	9,534,513	(3,720,803)	(39.0)	5,498,512	9,339,145	(3,840,633)	(41.1)
Net interest and dividend income	25,398,449	24,878,450	519,999	2.1	24,939,391	24,908,824	30,567	0.1
Bad debt and doubtful accounts	4,179,565	5,260,308	(1,080,743)	(20.5)	3,962,670	5,224,327	(1,261,657)	(24.1)
Loss on debt restructuring (reversal)	(246,991)	(1,252,510)	1,005,519	80.3	(246,991)	(1,252,510)	1,005,519	80.3
Net Interest and dividend income after bad debt and doubtful accounts and loss on debt restructuring	21,465,875	20,870,652	595,223	2.9	21,223,712	20,937,007	286,705	1.4
Non-interest income								
Gain on investments	3,041,455	349,615	2,691,840	769.9	3,048,671	339,824	2,708,847	797.1
Gain on equity	53,782	151,469	(97,687)	(64.5)	-	-	-	-
Fees and service income								
Acceptances, aval and guarantees	57,129	50,588	6,541	12.9	56,679	50,588	6,091	12.0
Others	10,677,505	9,564,014	1,113,491	11.6	9,831,559	8,997,933	833,626	9.3
Gain on exchange	2,003,694	1,990,989	12,705	0.6	2,058,839	1,969,309	89,530	4.5
Gain on disposal of assets	1,362,111	437,876	924,235	211.1	452,351	374,733	77,618	20.7
Other income	220,784	384,113	(163,329)	(42.5)	215,601	360,226	(144,625)	(40.1)
Total non-interest income	17,416,460	12,928,664	4,487,796	34.7	15,663,700	12,092,613	3,571,087	29.5
Non-interest expenses								
Personnel expenses	8,120,938	7,351,023	769,915	10.5	7,483,335	7,033,489	449,846	6.4
Premises and equipment expenses	4,073,704	3,877,633	196,071	5.1	3,894,965	3,795,992	98,973	2.6
Taxes and duties	1,344,741	1,348,369	(3,628)	(0.3)	1,311,537	1,339,545	(28,008)	(2.1)
Fees and service expenses	2,324,964	2,102,542	222,422	10.6	2,270,902	2,065,285	205,617	10.0
Directors' remuneration	54,992	45,926	9,066	19.7	42,900	42,000	900	2.1
Contributions to the Deposit Protection Agency	2,507,689	2,378,204	129,485	5.4	2,507,689	2,378,204	129,485	5.4
Other expenses	2,482,104	2,283,955	198,149	8.7	2,284,683	2,199,869	84,814	3.9
Total non-interest expenses	20,909,132	19,387,652	1,521,480	7.8	19,796,011	18,854,384	941,627	5.0
Income before income tax	17,973,203	14,411,664	3,561,539	24.7	17,091,401	14,175,236	2,916,165	20.6
Income tax expenses	5,022,112	4,639,576	382,536	8.2	4,710,283	4,591,186	119,097	2.6
Net income	12,951,091	9,772,088	3,179,003	32.5	12,381,118	9,584,050	2,797,068	29.2
Attributable to								
Equity holders of the Bank	12,858,168	9,727,969	3,130,199	32.2	12,381,118	9,584,050	2,797,068	29.2
Minority interest	92,923	44,119	48,804	110.6	-	-	-	-
	12,951,091	9,772,088	3,179,003	32.5	12,381,118	9,584,050	2,797,068	29.2
Basic earnings per share (Baht)	6.74	5.10	1.64	32.2	6.49	5.02	1.47	29.3
Weighted average number of ordinary shares (Thousand shares)	1,908,843	1,908,843	-	-	1,908,843	1,908,843	-	-

ธนาคารกรุงเทพ
Bangkok Bank

Document No. 4

Summary of consolidated financial results
For the period ended June 30, 2010

Summary of significant items in the first half of 2010

in Million Baht

Item	H1		Y-O-Y Difference	Q2		Y-O-Y Difference
	2010	2009		2010	2009	
Profit before provisioning and tax	21,906	18,419	3,487	10,979	9,321	1,658
Profit before tax	17,973	14,412	3,561	9,096	7,285	1,811
Corporate income tax	5,022	4,640	382	2,224	2,389	(165)
Net profit	12,951	9,772	3,179	6,872	4,896	1,976
Earnings per share	6.74	5.10	1.64	3.58	2.55	1.03
NII	25,398	24,878	520	13,061	12,735	326
NIM	2.94	3.02	(0.08)	2.99	3.02	(0.03)
ROA	1.46	1.14	0.32	1.53	1.12	0.41
ROE	12.61	11.01	1.60	13.00	10.88	2.12

in Million Baht

Item	Jun '10	Dec '09	Jun '10 compared to Dec '09
Loans	1,172,537	1,143,287	29,250
Deposits	1,355,405	1,360,716	(5,311)
Non-performing loans (NPLs)	55,127	55,638	(511)

Bangkok Bank and its subsidiaries reported preliminary results for the first half of 2010, with increases in both profit before provisioning and tax and in net profit. The profit before provisioning and tax totaled Baht 21.91 billion, an increase of Baht 3.49 billion, or 18.9 percent, from the first half of 2009. This was because the bank and its subsidiaries had an increase of Baht 4.49 billion, or 34.7 percent, in non-interest income; and an increase of Baht 520 million in net interest and dividend income. Non-interest expenses rose by Baht 1.52 billion, or 7.8 percent. In the first half of this year, the bank and its subsidiaries saw a decrease in loan loss expenses of Baht 75 million compared to the first half of 2009, but corporate income tax expenses rose by Baht 382 million year-on-year. As a result, net profit amounted to Baht 12.95 billion, an increase of Baht 3.18 billion, or 32.5 percent, year-on-year. Net interest margin fell to 2.94 percent in the first half of 2010 from 3.02 percent in the first half of 2009. The average return on assets of the bank and its subsidiaries in the first half of 2010 rose to 1.46 percent, and the average return on shareholders' equity rose to 12.61 percent, compared to the first half of 2009.

When compared to the second quarter of 2009, the profit before provisioning and tax of the bank and its subsidiaries in the second quarter of 2010 increased by Baht 1.66 billion, or 17.8 percent, and net profit increased by Baht 1.98 billion, or 40.4 percent. This was because the bank and its subsidiaries reported an increase of Baht 2.77 billion in non-interest income and an increase of Baht 326 million in net interest and dividend income. However, non-interest expenses rose by Baht 1.44 billion. Net interest margin fell to 2.99 percent from 3.02 percent. The average return on assets rose to 1.53 percent, and the average return on shareholders' equity rose to 13.00 percent compared to the second quarter of 2009.

Earnings per share in the first half of 2010 increased to Baht 6.74 per share compared with Baht 5.10 per share in the first half of 2009. Earnings per share in the second quarter of 2010 rose to Baht 3.58 per share from Baht 2.55 per share in the second quarter of 2009.

At the end of June 2010, the bank and its subsidiaries had total loans of Baht 1,172.54 billion, an increase of Baht 29.25 billion, or 2.6 percent, compared with total loans at the end of December 2009. Deposits totaled Baht 1,355.41 billion, a decrease of Baht 5.31 billion, or 0.4 percent.

Non-performing loans (NPLs) as of June 30, 2010 totaled Baht 55.13 billion, a decrease of Baht 511 million, or 0.9 percent, from December 31, 2009.

Important items in the statement of income for the first half and second quarter of 2010

Net interest and dividend income

in Million Baht

Item	H1		Y-O-Y Difference	Q2		Y-O-Y Difference
	2010	2009		2010	2009	
Interest and dividend income	**31,212**	**34,413**	**(3,201)**	**15,982**	**16,673**	**(691)**
Loans	25,546	28,429	(2,883)	12,905	13,523	(618)
Interbank and money market items	1,214	1,348	(134)	630	764	(134)
Investments	4,452	4,636	(184)	2,447	2,386	61
Interest expenses	**5,814**	**9,535**	**(3,721)**	**2,921**	**3,938**	**(1,017)**
Deposits	4,041	7,358	(3,317)	2,005	2,947	(942)
Interbank and money market items	672	444	228	364	199	165
Borrowings	1,101	1,733	(632)	552	792	(240)
Net interest and dividend income	**25,398**	**24,878**	**520**	**13,061**	**12,735**	**326**
Net interest margin	**2.94**	**3.02**	**(0.08)**	**2.99**	**3.02**	**(0.03)**

In the first half of 2010, net interest and dividend income of the bank and its subsidiaries rose by Baht 520 million, or 2.1 percent, compared with the first half of 2009, to Baht 25.40 billion. This was because the decline in interest expenses was greater than the decline in interest income. Interest expenses fell by Baht 3.72 billion, or 39.0 percent, from the first half of 2009, mostly from a decrease of Baht 3.32 billion, or 45.1 percent, in interest expenses on deposits in line with the decline of interest rates. Interest and dividend income decreased by Baht 3.20 billion, or 9.3 percent, mostly from a decrease of Baht 2.88 billion, or 10.1 percent, in interest income from loans, in line with the decline of interest rates. Net interest margin fell slightly, from 3.02 percent to 2.94 percent.

When compared with the second quarter of 2009, net interest income of the bank and its subsidiaries for the second quarter of 2010 increased by Baht 326 million as the decline in interest expenses was greater than the decline in interest income. Interest expenses fell by Baht 1.02 billion, or 25.8 percent, mainly because of a decrease of Baht 942 million in interest expenses on deposits. Interest and dividend income for this quarter fell by Baht 691 million, or 4.1 percent, with income from loans falling by Baht 618 million, and income from interbank and money market items falling by Baht 134 million. The net interest margin decreased from 3.02 percent in the second quarter of 2009 to 2.99 percent.

Non-interest income

in Million Baht

Item	H1		Y-O-Y Difference	Q2		Y-O-Y Difference
	2010	2009		2010	2009	
Fees and service income	10,734	9,615	1,119	5,180	4,902	278
Gain (loss) on investments	3,041	350	2,691	2,449	42	2,407
Gain on equity	54	151	(97)	25	46	(21)
Gain on foreign exchange	2,004	1,991	13	1,038	873	165
Gain on disposal of assets	1,362	438	924	235	224	11
Other income	221	384	(163)	83	156	(73)
Total non-interest income	**17,416**	**12,929**	**4,487**	**9,010**	**6,243**	**2,767**

Non-interest income in the first half of 2010 increased from the first half of 2009 by Baht 4.49 billion or 34.7 percent to Baht 17.42 billion. Significant items are as follows:

Fees and service income amounted to Baht 10.73 billion, an increase of Baht 1.12 billion, or 11.6 percent, from the first half of 2009, due to increases in fees from several services such as electronic transactions, bancassurance, credit cards, and loan-related services. Gain on foreign exchange amounted to Baht 2.00 billion, an increase of Baht 13 million.

The bank and its subsidiaries in the first half of 2010 earned Baht 3.04 billion in gain on investments, an increase of Baht 2.69 billion from the first half of 2009. The increase was largely attributable to the profit from the sale of the bank's stake of 306.3 million shares in ACL Bank Public Company Limited (ACL) to Industrial and Commercial Bank of China Limited (ICBC) and sales of investments in debt securities.

Gain on disposal of assets of the bank and its subsidiaries in the first half of 2010 rose by Baht 924 million from the first half of 2009 to Baht 1.36 billion, largely because of the profit earned from sales of foreclosed assets by Sinnsuptawee Asset Management Company Limited. Other income fell by Baht 163 million to Baht 221 million, and gain on equity fell by Baht 97 million to Baht 54 million.

When compared with the second quarter of 2009, non-interest income of the bank and its subsidiaries in the second quarter of 2010 rose by Baht 2.77 billion, or 44.3 percent. Significant items include an increase of Baht 2.41 billion in gain on investments, largely from the profit from the sale of the bank's stake in ACL Bank; and an increase of Baht 278 million, or 5.7 percent, in fees and service income, mostly from fees from loan-related transactions services, bancassurance, and credit cards. Gain on foreign exchange rose by Baht 165 million, while other income fell by Baht 73 million.

Non-interest expenses

in Million Baht

Item	H1		Y-O-Y Difference	Q2		Y-O-Y Difference
	2010	2009		2010	2009	
Personnel expenses	8,176	7,397	779	4,176	3,747	429
Premises and equipment expenses	4,074	3,878	196	2,276	2,115	161
Taxes and duties	1,345	1,348	(3)	739	666	73
Fees and service expenses	2,325	2,103	222	1,091	1,029	62
Contribution to the Deposit Protection Agency	2,507	2,378	129	1,254	1,189	65
Other expenses	2,482	2,284	198	1,556	910	646
Total non-interest expenses	**20,909**	**19,388**	**1,521**	**11,092**	**9,656**	**1,436**

In the first half of 2010, non-interest expenses of the bank and its subsidiaries amounted to Baht 20.91 billion, an increase of Baht 1.52 billion, or 7.8 percent, compared with the first half of 2009. Significant items included an increase of Baht 779 million, or 10.5 percent, in personnel expenses due to annual pay rises. Fees and service expenses rose by Baht 222 million, or 10.6 percent; premises and equipment expenses rose by Baht 196 million, or 5.1 percent; the contribution to the Deposit Protection Agency rose by Baht 129 million, or 5.4 percent, and other expenses increased by Baht 198 million, or 8.7 percent.

When compared with the second quarter of 2009, non-interest expenses in the second quarter of 2010 increased by Baht 1.44 billion, or 14.9 percent, mainly due to an increase of Baht 646 million, or 71.0 percent, in other expenses, and an increase of Baht 429 million, or 11.4 percent, in personnel expenses. Premises and equipment expenses also increased, by Baht 161 million; tax expenses rose by Baht 73 million; the contribution to the Deposit Protection Agency rose by Baht 65 million; and fees and service expenses increased by Baht 62 million.

Provisioning expenses

In the first half of 2010, provisioning expenses of the bank and its subsidiaries amounted to Baht 3.93 billion, a decrease of Baht 75 million from the first half of 2009. In the second quarter of 2010, provisioning expenses fell by Baht 154 million to Baht 1.88 billion, compared with the second quarter of 2009.

Corporate income tax

In the first half of 2010, corporate income tax expenses of the bank and its subsidiaries amounted to Baht 5.02 billion, an increase of Baht 382 million from the first half of 2009. When compared with the second quarter of 2009, corporate income tax expenses in the second quarter of 2010 decreased by Baht 165 million to Baht 2.22 billion.

Important items on the balance sheet

Total Assets

in Million Baht

Item	Jun '10	Dec '09	Jun '10 compared to Dec '09
Total assets	**1,806,321**	**1,771,932**	**34,389**
Net interbank and money market items	259,909	230,775	29,134
Net investments in securities	323,122	343,141	(20,019)
Loans	1,172,537	1,143,287	29,250
Net foreclosed properties	31,328	33,569	(2,241)
Derivative revaluation	6,957	6,446	511

Total assets of the bank and its subsidiaries, as of June 30, 2010, amounted to Baht 1,806.32 billion, an increase of Baht 34.39 billion compared with December 31, 2009. Significant items included net interbank and money market items, which increased by Baht 29.13 billion to Baht 259.91 billion as a result of the bank's management of excess liquidity; and loans, which rose by Baht 29.25 billion, or 2.6 percent, to Baht 1,172.54 billion. Net investments in securities decreased by Baht 20.02 billion, or 5.8 percent, to Baht 323.12 billion, and net foreclosed assets fell by Baht 2.24 billion to Baht 31.33 billion.

Total liabilities

in Million Baht

Item	Jun '10	Dec '09	Jun '10 compared to Dec '09
Total liabilities	**1,588,590**	**1,574,470**	**14,120**
Deposits	1,355,405	1,360,716	(5,311)
Interbank and money market items	98,814	89,402	9,412
Borrowing	84,919	80,123	4,796
Other liabilities	30,322	26,654	3,668
Derivative revaluation	5,527	4,793	734
Shareholders' equity	**217,731**	**197,462**	**20,269**

Total liabilities, as of June 30, 2010, amounted to Baht 1,588.59 billion, an increase of Baht 14.12 billion when compared with the end of 2009. Interbank and money market liabilities rose by Baht 9.41 billion to Baht 98.81 billion, while deposits fell by Baht 5.31 billion, or 0.4 percent, to Baht 1,355.41 billion. The loan-to-deposit ratio increased to 86.5 percent from 84.0 percent at the end of December 2009. Borrowing rose by Baht 4.80 billion to Baht 84.92 billion, mostly from an increase in bills of exchange (B/E).

Shareholders' equity, as of June 30, 2010, amounted to Baht 217.73 billion, an increase of Baht 20.27 billion, or 10.3 percent, from the end of 2009. The increase was largely due to the higher profit in the first half of 2010 and the increment resulting from the reappraisal of land and premises.

Classified loans and allowance for doubtful accounts

in Million Baht

	Loans and accrued interest receivable*			Allowance for doubtful accounts classified to Bank of Thailand's criteria**		
	Jun '10	Mar '10	Dec '09	Jun '10	Mar '10	Dec '09
Normal	1,089,053	1,058,033	1,070,895	7,072	6,831	6,919
Special Mentioned	30,264	33,512	18,921	296	377	142
Substandard	6,179	6,145	5,689	1,458	1,180	1,070
Doubtful	9,004	10,490	13,154	3,549	5,021	5,471
Doubtful of Loss	39,963	39,773	36,802	21,322	19,195	18,383
Total	**1,174,463**	**1,147,953**	**1,145,461**	**33,697**	**32,604**	**31,985**
Plus allowance for doubtful accounts in excess of minimum required				32,471	29,967	28,532
Total allowance for doubtful accounts from loan classification				**66,168**	**62,571**	**60,517**
Plus allowance for valuation from loan restructuring				4,363	4,395	4,628
Total allowance for doubtful accounts				**70,531**	**66,966**	**65,145**

* Excluding interbank and money market items of Baht 181.14 billion

** Excluding allowance for doubtful accounts on interbank and money market items of Baht 127 million

in Million Baht

Item	Jun '10	Mar '10	Dec '09	Jun '10 compared to	
				Mar '10	Dec '09
Non-performing loans (NPLs)*	55,127	56,381	55,638	(1,254)	(511)
Total loans used for NPLs ratio calculation*	1,353,672	1,312,102	1,276,698	41,570	76,974
NPLs as percentage of total loans	4.1	4.3	4.4	(0.2)	(0.3)
Loan loss reserve	70,531	66,966	65,145	3,565	5,386
Loan loss reserve coverage of NPLs	127.9	118.8	117.1	9.1	10.8

* Excluding interest receivable but including interbank and money market items

Non-performing loans (NPLs) of the bank and its subsidiaries, as at the end of June 2010, decreased by Baht 511 million to Baht 55.13 billion, compared with Baht 55.64 billion at the end of 2009. The ratio of NPLs to total loans declined from 4.4 percent at the end of December 2009 to 4.1 percent at the end of June 2010.

Provisioning expenses of the bank and its subsidiaries in the first half of 2010 amounted to Baht 3.93 billion and the total loan loss reserves at the end of June 2010 stood at Baht 70.53 billion. This exceeded the provisioning requirements of the Bank of Thailand by Baht 32.47 billion or 85.3 percent. The loan loss reserve coverage of NPLs was 127.9 percent, compared to 118.8 percent and 117.1 percent at the end of March 2010 and December 2009, respectively.

Capital reserves and capital adequacy ratio as required by the BOT

in Million Baht

Item	Jun '10	Mar '10	Dec '09	Jun '10 compared to	
				Mar '10	Dec '09
Tier 1 capital	162,230	153,577	153,731	8,653	8,499
Tier 2 capital	37,753	36,726	36,215	1,027	1,538
Total capital	**199,983**	**190,303**	**189,946**	**9,680**	**10,037**

As of June 30, 2010, the bank had legal capital reserves of Baht 199.98 billion, and Tier 1 capital of Baht 162.23 billion. The bank's capital adequacy ratio, as defined by the Bank of Thailand, was approximately 15.9 percent, and the Tier 1 capital ratio was approximately 12.9 percent. With the inclusion of net profit for the first half of 2010, the total capital adequacy ratio and Tier 1 capital ratio would be approximately 17.0 percent and 14.0 percent, respectively.